

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via E-mail
Mr. Teodor Klowan, Jr.
Chief Financial Officer
ThermoEnergy Corporation
10 New Bond Street
Worcester, MA 01606

   Re: **ThermoEnergy Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed May 14, 2012
      File No. 033-46104-FW

Dear Mr. Klowan:

  We have reviewed your response letter dated May 15, 2012 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

1. Please amend your Form 10-K to appropriately:
- provide an explanatory paragraph in your audit opinion referring to the restatements to the consolidated balance sheet at December 31, 2010, as well as to the consolidated statements of operations, consolidated statement of stockholders' deficiency, and the consolidated statement of cash flows for year ended December 31, 2010; and
- label each column that has been restated in your financial statements as "restated".

  Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3769 if you have questions regarding this comment.

          Sincerely,

          /s/ Rufus Decker

          Rufus Decker
          Accounting Branch Chief